Exhibit 12

LEXINGTON REALTY TRUST
and Consolidated Subsidiaries
For the years ended December 31,
($000's)
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Earnings	2013	2012	2011	2010	2009
Loss before benefit (provision) for income taxes, noncontrolling interests, equity in earnings (losses) of non-consolidated entities, gain on acquisition and discontinued operations	$(10,732)	$(5,461)	$(33,348)	$(26,004)	$(7,768)
Interest expense	87,823	90,394	97,740	106,174	109,962
Amortization expense - debt cost	3,448	3,283	3,661	5,148	4,424
Cash received from joint ventures	918	7,498	11,689	4,590	20,948
Total	$81,457	$95,714	$79,742	$89,908	$127,566

Fixed charges:
Interest expense	$87,823	$90,394	$97,740	$106,174	$109,962
Amortization expense - debt cost	3,448	3,283	3,661	5,148	4,424
Capitalized interest expense	2,327	2,942	1,769	760	602
Preferred stock dividends	9,833	20,291	24,507	24,872	25,281
Total	$103,431	$116,910	$127,677	$136,954	$140,269

Ratio	N/A	N/A	N/A	N/A	N/A

N/A - Ratio is less than 1.0, deficit of $21,974, $21,196, $47,935, $47,046 and $12,703 exists at December 31, 2013, 2012, 2011, 2010 and 2009, respectively.